FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September, 2002

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant's Name into English)

3 Azrieli Center
The Triangle Building, 42nd floor
Tel, Aviv 67023
Israel

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein is the Registrant's press release announcing (i) the acquisition of certain assets of Elbit Vflash, a wholly-owned subsidiary of Elron, by 24/7 Real Media and (ii) an investment of $1.25 million into 24/7 Real Media by Elbit Ltd., a wholly-owned subsidiary of Elron, and an investor associated with Elron.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD
(Registrant)

By: ______________________________
Richard H. Gilden for Doron Birger,
pursuant to power of attorney

Dated: September 24, 2002

ELRON ELECTRONIC INDUSTRIES LTD.

-Press Release-

ELRON ANNOUNCES ACQUISITION OF CERTAIN ASSETS OF ELBIT VFLASH BY 24/7 REAL MEDIA AND AN INVESTMENT INTO 24/7 REAL MEDIA

Tel Aviv, September 19, 2002 - Elron Electronic Industries Ltd. (NASDAQ:ELRN), announced today the acquisition of certain assets of its wholly owned subsidiary, Elbit Vflash (doing business as NowMarketing), a New York based marketing professional services company, by 24/7 Real Media, Inc. (NASDAQ: TFSM). 24/7 Real Media provides marketing and technology solutions to online marketers and publishers, which maximize customer relationships and revenues. In consideration for the acquisition, Elron will receive 4.1 million shares of 24/7's common stock.

In conjunction with the acquisition, Elbit Ltd., a wholly owned subsidiary of Elron, and an investor associated with Elron will make a $1.25 million direct investment into 24/7 Real Media in exchange for convertible preferred stock.

Elron does not expect the acquisition or investment to have any significant impact on its results of operations.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices and semiconductors. For further information, visit http://www.elron.com

Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
raz@elron.net

Marilena LaRosa or Kim Storin
The Anne McBride Company
Tel: 212-983-1702
mlarosa@annemcbride.com